UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

BORNEO RESOURCE INVESTMENTS LTD.

COMMISSION FILE NUMBER: 000-54707

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1

REGISTRANT INFORMATION

Full Name of Registrant:	BORNEO RESOURCE INVESTMENTS LTD.
Address of Principal Executive Office:
Street and Number	19125 North Creek Parkway, Suite 120
City, State and Zip: Code:	Bothell, Washington 98011

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Company's Quarterly on Form 10-Q for the quarter ended September 30, 2014 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nils A. Ollquist	425	329-2622
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

BORNEO RESOURCE INVESTMENTS LTD.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By:	/s/ Nils A. Ollquist
	Name:	Nils A. Ollquist
	Title:	President and CEO